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                             February 23, 2022

       Feng Huang
       Chief Executive Officer
       Li Bang International Corp Inc.
       No. 190 Xizhang Road, Gushan Town
       Jiangyin City, Jiangsu Province
       People   s Republic of China

                                                        Re: Li Bang
International Corp Inc.
                                                            Registration
Statement on Form F-1
                                                            Filed January 27,
2022
                                                            File No. 333-262367

       Dear Mr. Huang:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. Please revise your disclosure to address how recent statements and regulatory actions by
                                                        China   s government,
such as those related to data security or anti-monopoly concerns, have or may impact the
company   s ability to conduct its business, accept foreign
                                                        investments, or list on
a U.S. or other foreign exchange. Your prospectus summary should address, but not
necessarily be limited to, the risks highlighted on the prospectus cover page.
       Prospectus Summary, page 1

   2.                                                   Disclose each
permission or approval that you or your subsidiaries are required to obtain
 Feng Huang
FirstName  LastNameFeng
Li Bang International CorpHuang
                          Inc.
Comapany23,
February   NameLi
             2022 Bang International Corp Inc.
February
Page 2 23, 2022 Page 2
FirstName LastName
         from Chinese authorities to operate your business. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory
         Commission (CSRC), Cyberspace Administration of China (CAC) or any other entity that is required to approve of your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Risk Factors
Our business is dependent on certain major customers..., page 19

3. We note that two customers accounted for 12% and 10% of the Company s total revenues for the year ended June 30, 2021. Please revise to discuss the material terms of any agreement with those customers, including the term and any termination provisions.
4. We note your disclosure that your customers "can only establish partnerships with us through governmental and open procurement platforms." Please revise to provide additional discussion regarding this limitation and the impact this has on your operations and provide more detailed disclosure regarding those platforms. Failure to maintain optimal inventory levels may increase the cost of holding inventory or cause us to lose sales, page 21

5.       We note your disclosure regarding    inventory turnover days   .
Please revise to explain
         what this measure represents and how it is calculated. Further, describe the specific factors contributing to the period over period change and to the extent relevant, incorporate this into the Results of Operations disclosures. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Management Estimates, page 58

6. Your critical accounting policy and estimates discussion is a recitation of your significant accounting policies from the footnotes. Please revise to address only those estimates that are critical accounting estimates and provide the disclosures required by Item 5E of Form
         20-F. In this regard, we note that this disclosure should supplement, but not duplicate, the description of accounting policies or other disclosures in the notes to the financial statements.
Business
Industry Position, page 66

7. Please revise to clarify whether you believe that you "are top five in annual sales in the industry" for all of China, or for the Yangtze River Delta region, and provide greater
 Feng Huang
FirstName  LastNameFeng
Li Bang International CorpHuang
                          Inc.
Comapany23,
February   NameLi
             2022 Bang International Corp Inc.
February
Page 3 23, 2022 Page 3
FirstName LastName
         detail regarding what that region encompasses.
Our Customers, page 71

8. Please disclose the number of customers for each period presented. Related Party Transactions
Other Transactions with Related Parties, page 96

9. Please file the loan agreement with Tong Qinju as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. Taxation, page 114

10. Please revise to state that the disclosure in this section represents the opinion of Jiangsu
         Junjin Law Firm with respect to tax matters. For guidance, refer to
Section III.B.2 of
         Staff Legal Bulletin No. 19.
Notes to Consolidated Financial Statements
Note 2 - Summary of Significant Accounting Policies
(n) Revenue recognition, page F-11

11. We note you refer to design and installation services as well as after-sales services throughout the filing. Please revise your disclosures here to include your policy for recognizing revenue related to these services. To the extent to you do not earn revenue from such services, revise your disclosures elsewhere to make that clear. In this regard,
         we note you disclose on page 48 that you    sell products and services
   and on page 70 that
            customers pay for the[ese] services   .
General

12. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding
 Feng Huang
Li Bang International Corp Inc.
February 23, 2022
Page 4

comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                          Sincerely,
FirstName LastNameFeng Huang
                                                          Division of
Corporation Finance
Comapany NameLi Bang International Corp Inc.
                                                          Office of Technology
February 23, 2022 Page 4
cc:       Jason Ye
FirstName LastName